        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR Announces Total Passenger Traffic
for October 2004 up 20.1% Year-over-Year

Mexico City, November 4th, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of October 2004 increased by 20.1% percent when compared to October 2003.

All figures in this announcement reflect comparisons between the 31-day period starting October 1 through October 31, 2004 and 2003. Transit and general aviation passengers are excluded.

Airport	October 2003	October 2004	% Change
Cancun	540,859	674,195	24.7%
Cozumel	20,396	29,605	45.2%
Huatulco	15,316	15,305	-0.1%
Merida	72,730	75,692	4.1%
Minatitlan	11,617	10,907	-6.1%
Oaxaca	41,128	46,897	14.0%
Tapachula	14,126	14,572	3.2%
Veracruz	45,549	54,127	18.8%
Villahermosa	54,492	58,779	7.9%

ASUR Total	816,213	980,079	20.1%

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: November 4, 2004